

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

July 10, 2007

Mr. Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.,
Calgary, Alberta, Canada T2P 4J8

> **Re: Canadian Natural Resources Limited**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated June 21, 2007**
> **File No. 333-12138**

Dear Mr. Proll:

   We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 – Accounting Policies

(D) Property, Plant and Equipment

1.   We note your response to our prior comment number two. It remains unclear why
        you have not provided accounting policy disclosures regarding your Horizon
        Project. Please expand your accounting policy disclosure to address the
        following:

- Provide disclosure that indicates your bitumen reserves for the
  currently approved phases will be extracted using mining techniques.

- As it appears you have acquired a mineral property rather than an oil
  and gas property, provide an accounting policy disclosure that states
  your accounting for and subsequent impairment testing of acquired
  mineral properties.

- It appears from your response you acquired proven and probable
  reserves at the time of the acquisition. Please tell us and disclose your
  accounting for additional drilling and related costs incurred to locate
  additional mineral resources and/or the costs incurred to convert
  measured, indicated and inferred resources to reserves. Please contact
  us to discuss.

- As it appears you are incurring development costs, it remains unclear
  why you have not established or provided disclosure of your
  accounting policy regarding the capitalization and amortization of
  such costs. Please expand your accounting policy disclosure
  accordingly.

- Please tell us if your development activities thus far include any
  overburden removal costs. If true, provide the previously requested
  accounting policy disclosures related to your accounting for pre- and
  post-production stripping.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief